VF 3-18-04

U.S. SE ... MMISSION

04015856

ARJ 3/16/2004

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-43520

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) **AND ENDING** 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Holland Capital Management, L.P.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH. D.C.
158

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Wacker Drive, Suite 700
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis A. Holland — 312-553-4830
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

303 East Wacker Drive	Chicago	Illinois	60601-5212
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AA 3.25.2004

OATH OR AFFIRMATION

I, Louis A. Holland, **swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of** Holland Capital Management, L.P. as **of** December 31, 2003, **are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer** [EXCEPT AS FOLLOWS: NA].

Name: Louis A. Holland
Title: Managing Partner

Notary Public

"OFFICIAL SEAL"
CYNTHIA GENTILE
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 02/01/07

This report ** contains (check all applicable boxes):

- [X] (a) **Facing Page**
- [X] (b) **Statement of Financial Condition**
- [ ] (c) **Statement of Income**
- [ ] (d) **Statement of Cash Flows**
- [ ] (e) **Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
- [ ] (f) **Statement of Changes in Liabilities Subordinated to Claims of Creditors**
- [ ] (g) **Computation of Net Capital**
- [ ] (h) **Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
- [ ] (i) **Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
- [ ] (j) **A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
- [ ] **Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act**
- [ ] (k) **A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
- [X] (l) **An Oath or Affirmation**
- [ ] (m) **A Copy of the SIPC Supplemental Report**
- [X] (n) **A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

HOLLAND CAPITAL MANAGEMENT, L.P.

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

HOLLAND CAPITAL MANAGEMENT, L.P.

Table of Contents

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

To the Partners of
Holland Capital Management, L.P.:

We have audited the accompanying statement of financial condition of Holland Capital Management, L.P. (the Partnership), as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Holland Capital Management, L.P. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 27, 2004

HOLLAND CAPITAL MANAGEMENT, L.P.

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	1,903,949
Accounts receivable		1,712,519
Securities owned		229,064
Furniture, office equipment, software, and leasehold improvements: At cost, less accumulated depreciation and amortization of $196,009		229,926
Deposits with clearing brokers		25,000
Prepaid expenses and other assets		101,498
Total assets	$	4,201,956
Liabilities and Partners' Capital		
Liabilities:		
Accounts payable and accrued expenses	$	373,186
Capital lease liability		172,646
Total liabilities		545,832
Partners' capital		3,656,124
Total liabilities and partners' capital	$	4,201,956

The accompanying notes are an integral part of this statement.

(1) Organization

Holland Capital Management, L.P. (the Partnership) was organized as a limited partnership on March 13, 1991 under the laws of the State of Delaware for the purpose of providing investment services. The Partnership is a registered member of the National Association of Securities Dealers (the NASD) as a broker/dealer. In addition, the Partnership is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940.

On January 1, 2002, the Partnership admitted HCM Investments, Inc. (HCM), an affiliate of the Partnership, as a limited partner. As a result of HCM becoming a limited partner, HCM contributed all of its assets to the Partnership and the Partnership assumed all of HCM's liabilities.

The limited partners shall not be personally liable to the Partnership, to any partners or to the creditors of the Partnership, for the debts of the Partnership or any of its losses beyond the amount of capital actually contributed to the Partnership by such limited partners plus their respective share of accumulated and undistributed net profits of the Partnership and any interest thereon.

The Partnership provides investment advisory services for institutional customers and high net-worth individuals and provides services as an introducing broker/dealer for these and other customers. In addition, the Partnership provides periodic research services to institutional investors and acts as investment manager to the Lou Holland Growth Fund (the Growth Fund).

(2) Summary of Significant Accounting Policies

Securities Owned

The investment in the Growth Fund is carried at market value based on the daily net asset value per share reported by the Growth Fund. The investment in the U.S. Agency bond is carried at market value based on the last quoted sales price at the close of regular trading on the day the valuation is made. The investment in NASDAQ warrants is carried at cost, as there is no readily available market for these securities. The Partnership believes that the cost of the warrants is carried at estimated fair value.

Depreciation and Amortization

Depreciation and amortization of furniture, office equipment, software, and leasehold improvements are computed on the basis of estimated useful lives using the straight-line method or the terms of the respective lease, whichever is less.

Income Taxes

Federal income taxes related to income and expenses of the Partnership are the responsibility of the partners and are not included in the accompanying financial statements. The Partnership may be responsible for Illinois replacement tax.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Asset management fees are invoiced quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Use of Estimates in the Preparation of Financial Statements

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The presentation of the financial statements requires management to make estimates and assumptions that affect the amounts reported and disclosures. Actual results could differ from those estimates.

(3) Securities Owned

Securities owned consisted of the following at December 31, 2003:

Lou Holland Growth Fund	$	127,667
U.S. Agency bond		99,469
NASDAQ Small Cap warrants		1,928
	$	229,064

(4) Related Parties

Revenues earned for asset management of the Lou Holland Growth Fund amounted to $218,496 in 2003. The partnership paid expense of $88,535 for the year ended December 31, 2003 for the Growth Fund's expenses that were in excess of the Growth Fund's expense cap ratio of 1.35%. These expenses are included in asset management expenses of the Partnership.

The Partnership owns units of the Growth Fund and the market value of these units was $127,667 at December 31, 2003.

(5) Employee Benefit Plans

The Partnership has an employee 401(k) and profit sharing plan covering all of its eligible employees. The Partnership may elect to match employee contributions up to a certain predefined amount, and may also make discretionary contributions to the plan subject to certain limitations as set forth in the plan agreement. The Partnership contributed $110,000 to the profit sharing plan for the year ended December 31, 2003. The Partnership made matching 401(k) employer contributions for employees totaling $55,261 for the year ended December 31, 2003.

(6) Credit Facility Arrangements

At December 31, 2003, the Partnership had an irrevocable letter of credit with a bank in the amount of $48,897 for securing the lease of the office. Borrowings under the line are guaranteed by the Partnership's majority limited partner. Under the terms of the letter of credit, 1% of the face value of the letter of credit is billed quarterly in arrears.

(7) Capital Lease Liability

The Partnership has a capital lease liability related to the lease of office furniture. The liability as of December 31, 2003 was $172,646. The following is a lease schedule by years of future minimum office furniture lease payments under the capital lease together with the present value of the net minimum lease payments as of December 31, 2003:

2004	$	65,523
2005		65,523
2006		65,523
Thereafter		19,475
Total minimum lease payments		216,044
Less amount of sales tax included in total minimum lease payments		(17,383)
Net minimum lease payments		198,661
Less amount representing interest		(26,015)
Present value of minimum lease payments	$	172,646

(8) Leases

The Partnership has obligations under noncancelable operating leases for the rental of the office facility and office equipment. Rent expense for the office facility was $321,912 for the year ended December 31, 2003. The required future minimum rentals under this noncancelable operating lease for the years ending December 31 are as follows:

2004	$	210,537
2005		215,830
2006		221,250
2007		226,769
Thereafter		1,028,036
	$	1,902,422

(9) Distributions to Limited Partners

The General Partner may, at its sole discretion (but is not required to), make distributions of cash at any time. Distributions shall be made solely to the limited partners pro rata in proportion to each limited partner's capital account. The Partnership distributed $550,624 to the limited partners for the year ended December 31, 2003. No distributions were made to the General Partner.

(10) Agreement with Pershing

The Partnership has an agreement whereby the Partnership transacts, on a fully disclosed basis, its securities transactions through Pershing LLC, a wholly owned subsidiary of The Bank of New York Company, Inc (Pershing). Pursuant to this agreement, the Partnership is ultimately responsible for payment of securities purchased and delivery of securities sold by its customers. Pershing provides the Partnership with certain back office support and clearing services on all principal exchanges. As a condition of this agreement, the Partnership maintains a cash deposit of $25,000 in its clearing deposit account at Pershing.

(11) Regulatory Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as these terms are defined. At December 31, 2003, the Partnership had net capital of $1,637,910, which was $1,607,277 in excess of its required net capital of $30,633. The Partnership's ratio of aggregate indebtedness to net capital was .28 to 1.0.